

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2020

Brian Grass
Chief Financial Officer
HELEN OF TROY LTD
1 Helen of Troy Plaza
El Paso, Texas 79912

      Re: HELEN OF TROY LTD
          Form 10-K for the fiscal year ended February 29, 2020
          Filed April 29, 2020
          File No. 001-14669

Dear Mr. Grass:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing